SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 0 )


                            BRODERBUND SOFTWARE, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                 October 9, 1998

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-1(b)

                                   112014105
                                 (CUSIP NUMBER)








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1)      Name of Reporting                      Pioneering Management
        Person                                 Corporation

        IRS Identification                     13-1961193
        No. of Above

2)      Check the Appropriate Box              (a)
        of A Member of  Group
        (See Instructions)                     (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization                           Delaware

        Number of                              (5)  Sole Voting Power  0
        Shares
        Beneficially Owned                     (6)  Shared Voting      0
                                               Power
        by Each Reporting
        Person With                            (7)  Sole Dispositive   0
                                                     Power

                                               (8)  Shared             0
                                               Dispositive
                                                      Power

9)      Aggregate Amount Beneficially          0
        Owned by Each
        Reporting Person

10      Check if the aggregate
        Amount in Row  (9) Exclude Certain
        Shares (See
        Instructions)

11      Percent of Class Represented
        By Amount in Row 9.                    0.00%

12)     Type of Reporting
        Person (See Instructions)              IA




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Item 1(a)         Name of Issuer.

                  BRODERBUND SOFTWARE, INC.

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.J. Mark HallendorfChief Financial Officer
                  BRODERBUND SOFTWARE, INC.
                  500 Redwood Blvd.
                  Novato,  CA   949486121

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  112014105

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.



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Item 4.  Ownership

(a)       Amount Beneficially Owned                                     0

(b)       Percent of Class                                              0.00%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             0

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 0

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check here: X


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         October 13, 1998
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title